EXHIBIT 21.1

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

Chart of Subsidiaries

Company	Place of Incorporation
American Tire Distributors Holdings, Inc.	Delaware
American Tire Distributors, Inc.	Delaware
Am-Pac Tire Dist. Inc.	California
Tire Pros Francorp	California
Tire Wholesalers, Inc.	Washington
ATD Acquisition Co. IV	Delaware
Firestone of Denham Springs, Inc.	Louisiana
ATD Acquisition Co. V Inc.	Canada
Triwest Trading (Canada) Ltd.	Canada
TriCan Tire Distributors	Canada